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                                                                 SEC FILE NUMBER
                                                                    000-13301
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                                                                  CUSIP NUMBER
                                                                 Not applicable
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR


For Period Ended: January 31,2007
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

RF Industries Ltd.
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Full Name of Registrant

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Former Name if Applicable

7610 Miramar Road, Bldg. 6000
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Address of Principal Executive Office (Street and Number)

San Diego, California 92126-4202
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

RF Industries Ltd. (the "Company") is unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2007 by the scheduled filing deadline as a result of its further review and assessment under SFAS 123R and the resulting impact to our income tax provision. SFAS 123R became effective for the Company on November 1, 2006, and this is the first fiscal quarter in which the Company has had to apply SFAS 123R to its stock option grants.

The matters under review by the Company do not involve recently publicized concerns regarding the timing of the award of stock options and related accounting issues that have come to light at other companies.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    James Doss                         858                  549-6340
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      (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the fiscal quarter ended January 31, 2007 decreased by approximately 7% from net sales for the fiscal quarter year ended January 31, 2006, decreasing to $3,152,128 from $3,374,912. For the January 31, 2007 fiscal quarter, gross profit was $1,261,707, compared to gross profit for the January 31, 2006 fiscal quarter of $1,560,569. Because the impact of SFAS 123R is not precisely known, the Company is unable to quantify its net income for the fiscal quarter ended January 31, 2007. However, based on its current estimates, net income in the fiscal quarter ended January 31, 2007 is expected to decrease primarily as a result of option expensing issues to approximately $33,000 from $265,000 during the same fiscal quarter in 2006.

                               RF Industries Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2007              By /s/ James Doss
                                     ------------------------------------------
                                     James Doss, Acting Chief Financial Officer